Exhibit 1

BVR SYSTEMS (1998) LTD. REPORTS SECOND QUARTER 2009 RESULTS

        Rosh Ha’ayin, Israel – August 20, 2009 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $0.1 million or $0.00 per share for the second quarter of 2009, compared with a net profit of $0.5 million, or $0.00 per share for the second quarter of 2008.

        For the first half of 2009, the net profit totaled $3.4 million or $0.03 per share, compared with a net profit of $1.0 million, or $0.01 per share for the first half of 2008.

        Revenues for the second quarter of 2009 were $11.3 million, compared with revenues of $6.6 million for the second quarter of 2008. The total revenues for the first half of 2009 were $23.7 million, compared with total revenues of $14.2 million for the first half of 2008.

        Gross profit for the second quarter of 2009 was $2.1 million, compared with a gross profit of $2.0 million for the second quarter of the previous year.

        Operating profit for the second quarter of 2009 was $0.5 million, compared with an operating profit of $0.4 million for the same period last year.

        BVR’s order backlog at the end of the second quarter of 2009 was approximately $38.7 million.

        The Company announced on July 20, 2009, subsequent to the end of the second quarter, that it has signed an agreement with Elbit Systems Ltd., an Israeli company (“Elbit”), pursuant to which BVR has agreed to sell substantially all of its assets to Elbit in consideration for a cash payment of $34,000,000. The financial statements contained in this press release do not contain pro forma financial information giving effect to this transaction. The financial statements in this press release, however, were prepared by management using certain assumptions regarding the occurrence of a merger or acquisition transaction within the period of twelve months ended June 30, 2010. The above agreement with Elbit subsequent to the balance sheet date changes these assumptions, and as a result measurement of certain liabilities will change accordingly. Management believes that for the period ended September 30, 2009 the change in liabilities will result in an additional amount of expenses that is estimated to be approximately $ 2.0 million.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, the risks and uncertainties relating to the purchase agreement with Elbit, including the closing of the transaction and the effects of the transaction on the Company, and risks and uncertainties relating to the operations of the Company following any such closing. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s Report on Form 6-K filed with the SEC on July 20, 2009 and the Company other reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.
and Subsidiary

Condensed Consolidated Interim Statements of Financial Position as of

	June 30		December 31 2008
	2009	2008
	(Unaudited)	(Unaudited)	(Audited)
	$ thousands	$ thousands	$ thousands

Assets

Current assets
Cash and cash equivalents	1,450	2,169	4,249
Restricted bank deposits	9,487	6,606	8,251
Trade receivables	10,796	4,101	3,406
Other receivables	880	968	2,526
Inventories	1,322	1,322	1,322

Total current assets	23,935	15,166	19,754

Other non-current assets	1,323	2,445	757
Property, plant and equipment, net	742	792	792
Intangible assets, net	189	185	109

Total non-current assets	2,254	3,422	1,658

Total assets	26,189	18,588	21,412

B.V.R. Systems (1998) Ltd.
and Subsidiary

Condensed Consolidated Interim Statements of Financial Position as of

	June 30		December 31 2008
	2009	2008
	(Unaudited)	(Unaudited)	(Audited)
	$ thousands	$ thousands	$ thousands

Liabilities

Current liabilities
Short-term loans	5,119	120	120
Trade payables	6,869	1,948	4,853
Deferred revenue	4,558	11,341	11,423
Provisions	438	59	94
Other payables	2,233	2,373	1,457

Total current liabilities	19,217	15,841	17,947

Post employment long-term benefits	50	67	77

Total liabilities	19,267	15,908	18,024

Shareholders' equity
Share capital	25,891	25,891	25,891
Share premium	17,001	16,944	16,944
Accumulated deficit	(35,970)	(40,155)	(39,447)

Total shareholders' equity	6,922	2,680	3,388

Total liabilities and shareholders' equity	26,189	18,588	21,412

B.V.R. Systems (1998) Ltd.
and Subsidiary

Condensed Consolidated Interim Statements of Financial Position as of

	Six months ended June 30		Three months ended June 30		Year ended December 31 2008
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)		(Audited)
	$ thousands		$ thousands		$ thousands

Revenues:
Sales	20,525	12,573	10,907	6,107	29,711
Royalties, commissions and others	3,217	1,605	343	513	1,855

Total revenues	23,742	14,178	11,250	6,620	31,566

Cost of revenues	16,335	10,016	9,127	4,575	23,282

Gross profit	7,407	4,162	2,123	2,045	8,284

Operating expenses:
Research and development	895	520	405	244	1,213
Selling and marketing	956	1,168	464	591	2,128
General and administrative	1,532	1,598	787	858	2,773

Total operating expenses	3,383	3,286	1,656	1,693	6,114

Operating profit	4,024	876	467	352	2,170

Financial income	227	391	66	357	219
Financial expenses	(809)	(314)	(391)	(239)	(766)

Financial income (expenses), net	(582)	77	(325)	118	(547)

Profit before taxes on income	3,442	953	142	470	1,623
Income tax expense	-	-	-	-	-

Net profit for the period	3,442	953	142	470	1,623

Earnings per share
Basic earnings per share	0.030	0.008	0.001	0.004	0.0139

Diluted earnings per share	0.030	0.008	0.001	0.004	0.0139

Weighted-average number of
ordinary shares of nominal
NIS 1.00 par value outstanding
(in thousands) used in calculation
of the basic earnings per share	116,971	116,936	116,971	116,971	116,952

Weighted-average number of ordinary
shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of diluted earnings per
share	117,009	116,960	117,053	117,018	116,958